May 19, 2015

United States Securities and Exchange Commission

Devision of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Lepota, Inc.

Amendment No. 8 to Registration Statement on Form S-1 Filed March 10, 2015

File No. 333-198808

Dear Mr. John Reynolds,This letter sets forth the response of Lepota, Inc. (the "Company") to the comment of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of March 17, 2015.

Financial Statements, page 47

1.

Please update your financial statements as required by Rule 8-08 of Regulation S-X.

In response to the Staff’s request, the Company has now updated its financial statements throughout to reflect the financial quarter ending January 31, 2015.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

cc: Frederick C. Bauman, Esq